Washington Real Estate Investment Trust

6110 Executive Boulevard, Suite 800

Rockville, MD 20852

August 3, 2010

VIA EDGAR AND FAX

United States Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attention: Duc Dang, Esq.

Re:	Washington Real Estate Investment Trust

File No. 001-06622

Dear Sir,

In reference to your comment letter dated July 12, 2010 and our subsequent discussions, the Company has determined to replace its current economic occupancy measure in future disclosures with a physical occupancy measure. In order to implement this change, the Company must modify its operating systems to capture the necessary data and design and implement internal controls with respect to these modifications. The Company will seek to implement these changes in time to enable it to report its new occupancy measure in its quarterly report on Form 10-Q for the quarter ending September 30, 2010, but if the changes cannot be successfully implemented by that date, the Company will begin to report its new occupancy measure in its annual report on Form 10-K for the year ending December 31, 2010.

Please feel free to contact me at (301) 255-0834 if you have comments or question.

Sincerely,

/s/ Laura M. Franklin
Laura M. Franklin
Executive Vice President
Accounting, Administration and
Corporate Secretary

cc:	George F. McKenzie

Thomas C. Morey

Jeffrey E. Jordan